A/B 3/6

08028379

'ES
:ECOMMISSION
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FEB 27 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN REALTY CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10800 MIDLOTHIAN TURNPIKE, SUITE 239
(No. and Street)

RICHMOND	VA	23235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBIN V. GOODMAN (804) 858-1033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP.
(Name – *if individual, state last, first, middle name*)

300 ARBORETUM PLACE, SUITE 520	RICHMOND	VA	23236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, ROBIN V. GOODMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN REALTY CAPITAL MARKETS, LLC, as of DECEMBER, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]

Signature

CFO

Title

[signature] 115166

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Realty Capital Markets, LLC

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Independent Auditors' Report

Board of Directors
American Realty Capital Markets, LLC

We have audited the accompanying statements of financial condition of American Realty Capital Markets, LLC as of December 31, 2007 and 2006, and the related statements of operations, changes in member's capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Realty Capital Markets, LLC, as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

February 21, 2008

American Realty Capital Markets, LLC

Statements of Financial Condition

December 31,	**2007**	2006
Assets		
Current		
Cash and cash equivalents	**$ 94,820**	$30,132
Prepaid and other	**6,143**	4,982
Total current assets	**100,963**	35,114
Office equipment, net of accumulated depreciation of $8,539 and $2,531	**27,510**	20,780
Total assets	**$128,473**	$55,894
Liabilities and Member's Capital		
Liabilities		
Accrued dividends	**$ 10,868**	$ –
Accrued expenses	**–**	3,203
Total liabilities	**10,868**	3,203
Member's capital	**117,605**	52,691
Total liabilities and member's capital	**$128,473**	$55,894

See accompanying notes to financial statements.

American Realty Capital Markets, LLC

Statements of Operations

Year Ended December 31,	2007	2006
Revenues	**$ 680,205**	$188,689
Expenses		
Commissions	**289,146**	–
Professional fees	**17,629**	63,320
Employee compensation and payroll taxes	**283,727**	75,110
Insurance	**64,409**	42,818
Travel	**43,678**	28,826
Outside services	**13,282**	28,806
Occupancy	**28,387**	23,679
Office supplies	**5,005**	6,913
Miscellaneous	**40,653**	15,459
Interest	**1,507**	–
Total expenses	**787,423**	284,931
Net loss	**(107,218)**	(96,242)
Preferred stock dividends	**(10,868)**	–
Net loss to common shareholders	**$(118,086)**	$(96,242)

See accompanying notes to financial statements.

American Realty Capital Markets, LLC

Statements of Changes in Member's Capital

Balance at December 31, 2005	$ 51,644
Capital contributions	97,289
Net loss	(96,242)
Balance at December 31, 2006	52,691
Capital contributions	183,000
Preferred dividends	(10,868)
Net loss	(107,218)
Balance at December 31, 2007	**$117,605**

See accompanying notes to financial statements.

American Realty Capital Markets, LLC

Statements of Cash Flows

Year Ended December 31,	2007	2006
Operating activities		
Net loss	$(107,218)	$(96,242)
Adjustments		
Depreciation	6,008	2,531
Change in operating assets and liabilities, net	(4,365)	(4,583)
Net cash absorbed by operating activities	(105,575)	(98,294)
Investing activities		
Purchase of office equipment	(12,737)	(23,311)
Net cash absorbed by investing activities	(12,737)	(23,311)
Financing activities		
Capital contributions	183,000	97,289
Net cash provided by financing activities	183,000	97,289
Net increase (decrease) in cash and cash equivalents	64,688	(24,316)
Cash and cash equivalents, beginning of year	30,132	54,448
Cash and cash equivalents, end of year	$ 94,820	$ 30,132
Supplemental disclosure of non-cash item		
Accrued dividends	$ 10,868	$ –

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization and Operations	American Realty Capital Markets, LLC (the Company) is a Virginia limited liability company. The Company is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934 and with the Financial Industry Regulatory Authority (FINRA). The Company's primary business is to distribute private (Reg D) offerings to accredited investors of primarily real estate assets, typically as a 1031 tenant-in-common (TIC) replacement property, through a national network of broker dealers.
Use of Estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and Cash Equivalents	The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.
Office Equipment	Office equipment is recorded at cost. Depreciation is computed based on the estimated useful lives of the assets, which is 5 years.
Commissions	Commissions are recognized as income on an accrual basis when the commissions are earned by the Company.
Income Taxes	The Company has elected for income tax purposes to be treated as a Partnership and, consequently, the members will report their proportional share of the income or loss of the Company on their individual income tax return.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 and 2006, the Company had net capital of $83,952 and $26,929, respectively.

3. Related Party Matters and Commitments

The Company incurred professional fees of approximately $25,000 for services provided by an affiliate of a member during the year ended December 31, 2006. The Company leased office space from an affiliate of a member and incurred approximately $24,000 of related lease expense for the year ended December 31, 2007. The lease requires minimum monthly payments of approximately $1,764 and is cancelable upon sixty days notice.

4. Member's Capital

In March 2007, the Company amended its operating agreement and issued 7% cumulative Class B Preferred return shares for proceeds of $183,000. The Company accrued $10,868 of the preferred dividends for the year ended December 31, 2007. At any time after March 1, 2009, the Company has the option to redeem up to 50% of the Class B Preferred shares for an exit return of 20% as stated in the Company's operating agreement.

As of December 31, 2007, there were 1,000 and 91.5 Class A and Class B Preferred shares outstanding, respectively.

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
American Realty Capital Markets, LLC

In planning and performing our audits of the financial statements of American Realty Capital Markets, LLC (the Company) for the years ended December 31, 2007 and 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

February 21, 2008

American Realty Capital Markets, LLC

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2007

Aggregate indebtedness	$ 10,868
Member's capital	$117,605
Less:	
Non-allowable assets	33,653
Net capital	$83,952
Capital requirements	
Minimum net capital requirement (greater of $5,000 or 6⅔% aggregate indebtedness to net capital)	$ 5,000
Net capital in excess of requirements	78,952
Net capital as above	$83,952
Ratio of aggregate indebtedness to net capital	.13 to 1

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007 Part IIA FOCUS filing.

American Realty Capital Markets, LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2007

The Company claims exemption from the provisions of Rule 15c3-3 under subparagraph (k)(2)(i).

END